Exhibit 99.1 Bronx_Form 6K October 27 2006

BRONX VENTURES INC.

FINANCIAL STATEMENTS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

(These interim financial statements have not been reviewed by the Company’s Auditor.)

BRONX VENTURES INC.

Balance Sheets

September 30, 2006 and December 31, 2005

(unaudited – prepared by Management)

	September 30	December 31
	2006	2005
	(unaudited)	(audited)
Assets
Current
Cash and term deposits	$27,348	$177,892
Accounts receivable	2,528	15,358
Marketable securities (note 5)	1,735,983	301,095
Receivable from related parties (note 8)	100	61,098
Cash held on behalf of related party (note 8)	670	1,218
Total Current Assets	1,766,629	556,661

Mineral Properties (note 7)	359,794	291,339
Furniture and Equipment (note 6)	3,861	4,492

Total Assets	$2,130,284	$852,492

Liabilities
Current
Accounts payable and accruals	$128,311	$23,628
Payable to related parties (note 8)	-	8,509
Cash held on behalf of related party (note 8)	670	1,218

Total Liabilities	128,981	33,355

Shareholders’ Equity
Capital Stock (note 9)	$22,707,846	$22,680,846
Contributed Surplus	213,850	213,850
Deficit	(20,920,393)	(22,075,559)

Total Shareholders’ Equity	2,001,303	819,137

Total Liabilities and Shareholders’ Equity	2,130,284	852,492

Commitments (note 10)

On behalf of the Board,

“Bedo H. Kalpakian”

     “J. Wayne Murton”

Director

     Director

BRONX VENTURES INC.

Statements of Operations and Deficit

Six Months ended September 30, 2006 and 2005

(unaudited – Prepared by Management)

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2006	2005	2006	2005
Income
Revenue	$-	$131,768	$219,160	$349,456
Interest and other	-	-	58	1,188
	-	131,768	219,218	350,644
Expenses
Accounting & audit	3,792	-	15,191	7,143
Amortization	200	795	631	2,385
Commission fees	-	256	55	1,446
Consulting and Professional Fees	2,559	-	20,108	-
Directors’ fees	7,503	7,503	22,509	7,503
Finance, interest and foreign exchange	447	635	1,699	12,695
Legal	-	509	53	1,205
Management fees	90,000	90,000	270,000	210,000
Office and Miscellaneous	2,827	6,219	12,201	12,568
Regulatory and transfer fees	858	1,099	6,186	18,864
Rent	1,500	1,500	4,500	4,500
Salaries and benefits	15,881	(22,116)	49,339	36,553
Shareholder communication	375	(339)	2,088	5,270
Travel, meals and entertainment	-	1,537	1,746	1,617
Telephone	1,307	1,509	5,384	5,589
	$127,249	89,107	$411,690	327,337

Gain/(loss) before other items	(127,249)	42,661	(192,472)	23,307
			-
Other items
Gain/(loss) on sale of marketable securities	-	-	1,598	219,089
Write down of marketable securities	-	-	(1,055,160)	-
Gain on sale of three card games Software	-	-	2,401,200	-
	$-	-	$1,347,638	219,089

Net gain (loss) for the period	$(127,249)	42,661	$1,155,166	242,396

Deficit, beginning of period	$(20,793,144)	(22,169,844)	$(22,075,559)	(22,369,579)

Deficit, end of period	$(20,920,393)	(22,127,183)	$(20,920,393)	(22,127,183)

Weighted average number of shares	383,794	340,711	383,794	340,711

Basic net earnings /(loss) per common share	$(0.33)	$0.13	$3.01	$0.71

BRONX VENTURES INC.

Statements of Cash Flows

Six Months ended September 30, 2006 and 2005

(unaudited – Prepared by Management)

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2006	2005	2006	2005

Cash provided by (used for)

Operating
Net (loss)/profit	$(127,249)	$42,661	$1,155,166	$242,396
Amortization	200	795	631	2,385
	$(127,049)	43,456	$1,155,797	244,781
Change in non-cash operating
working capital
Receivables	3,564	(19,528)	12,730	(22,537)
Receivables from related parties	-	(7,997)	61,098	213,447
Payables and accruals	80,226	(3,697)	104,683	(12,508)
Payable to related parties	-	(87)	(8,509)	(9,202)
Prepaids	-	3,865	-	(5,994)
	83,790	(27,444)	170,002	163,206
	$(43,259)	16,012	$1,325,799	407,987

Investing
Mineral properties	23,860	(61,130)	(68,455)	(109,180)
Marketable securities	(2,491,200)	(11,216)	(1,434,888)	(78,484)
Purchase of marketable securities	90,000	-	-	-
Purchase of three card games Software	2,401,200	-	-	-
	$23,860	(72,346)	$(1,503,343)	(187,664)
Financing
Issuance of common shares	10,000	-	27,000	-
Subscription shares	-	-	-	-
	$10,000	-	$27,000	-

Increase (decrease) in cash and cash equivalents	$(9,399)	(56,334)	$(150,544)	220,323

Cash and cash equivalents, beginning of period	$36,747	295,187	$177,892	18,530

Cash and cash equivalents, end of period	$27,348	$238,853	$27,348	$238,853

BRONX VENTURES INC.

Notes to the Interim Financial Statements

Six Months ended September 30, 2006 and 2005

(unaudited – Prepared by Management)

1.

Nature of Operations

Bronx Ventures Inc., (the “Company” or “Bronx”) was incorporated on August 24, 1984 in the Province of British Columbia.  The principal business of the Company is the exploration and, if warranted, the development of natural resource properties.  The Company has interests in the Extra High, Blunt Mountain and Whiteman Mineral Properties which are all located in British Columbia and Lithium mineral properties which are located in Ontario.

The Company has investments in the securities of public companies.  Up to May 5, 2006, the Company’s revenues were mainly derived from its investment in the three card games Software.

The Company's common shares trade on the OTC Bulletin Board in the USA under the trading symbol “BRXVF”.

As of January 17, 2005, Lucky 1 Enterprises Inc. changed its name to Bronx Ventures Inc., its capital stock has been consolidated on the basis of 35 (old) common shares for 1 (new) common share and its authorized capital stock has been increased to an unlimited number of common shares and an unlimited number of preferred shares, in each case without nominal or par value.

Effective at the opening of business on January 24, 2005, the common shares of Lucky 1 Enterprises Inc. were de-listed from trading on the OTC Bulletin Board in the USA and the common shares of Bronx Ventures Inc. commenced trading on the OTC Bulletin Board under the trading symbol “BRXVF”.

2.

Going concern

These financial statements have been prepared on the basis of accounting principles applicable to a "going-concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Prior to the Company’s 2005 fiscal year, the Company incurred significant operating losses and had working capital deficiencies in previous fiscal years.  Management's efforts are directed at pursuing opportunities of merit for the Company.  It is the Company's intention to pursue equity and debt financings in order to conduct its operations without interruption.

These financial statements do not reflect adjustments that would be necessary if the "going-concern" assumptions were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions.

If the "going-concern" assumptions were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3.

Significant accounting policies

(a)

Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars.

BRONX VENTURES INC.

Notes to the Interim Financial Statements

Six Months ended September 30, 2006 and 2005

(unaudited – Prepared by Management)

3.

Significant accounting policies (continued)

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

(c)

Mineral properties

The Company is engaged in the acquisition, exploration and, if warranted, the development of mineral properties.  The mineral properties are recorded at cost.  The costs relating to a property abandoned are written off when the decision to abandon is made.

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property is sold or the Company’s mineral rights are allowed to lapse.

All capitalized costs are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount (as estimated by quantifiable evidence of an economic geological resource or reserve or by reference to option or joint venture expenditure commitments) or when, in the Company’s assessment, it will be unable to sell the property for an amount greater than the deferred costs, the property is written down for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As such options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded at the time of the agreement.  Option payments are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the applicable mineral rights are allowed to lapse.

(d)

Earnings (loss) per share

Basic earnings/(loss) per share is computed using the weighted average number of common shares outstanding during the year.

Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares.  The treasury stock method is used to determine the dilutive effect of stock options and other instruments.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rates.  Stock options and warrants that are anti-dilutive are not included in the calculation.

BRONX VENTURES INC.

Notes to the Interim Financial Statements

Six Months ended September 30, 2006 and 2005

(unaudited – Prepared by Management)

3.

Significant accounting policies (continued)

(e)

Foreign currency translation

The functional currency of the Company is the Canadian dollar.  Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset) at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are included in the determination of net income (loss) for the year.

(f)

Marketable securities

Marketable securities are valued at the lower of cost and market at the balance sheet date.

(g)

Amortization

Property and equipment are recorded at cost.  The Company amortizes its assets on a declining-balance basis as follows:

Furniture and equipment

- 20%

(h)

Stock-based compensation plans

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options.  Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors, as the exercise price was equal to or greater than the market price at the date of the grants.

Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes option pricing model.

(i)

Flow-through common shares

The Company finances its exploration programs through the issuance of flow-through common shares.  Income tax deductions relating to these expenditures are claimable only by the investors.  Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock.

BRONX VENTURES INC.

Notes to the Interim Financial Statements

Six Months ended September 30, 2006 and 2005

(unaudited – Prepared by Management)

3.

Significant accounting policies (continued)

(j)

Revenue recognition

Prior to May 6, 2006, the Company earned revenues from customers of Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, in accordance with an agreement which entitled the Company to 40% of revenues that were generated by Las Vegas from certain online games.  The Company recognized these revenues as they were reported and received by Las Vegas.

(k)

Income taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the CICA.  Under the liability method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result by applying unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(l)

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets the Company is required to settle.  This would include obligations related to future removal of property and equipment, and site restoration costs.  The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of the fair value can be made.  The carrying amount of the long-lived asset is increased by the same amount as the liability.   The adoption of this accounting policy has not affected the Company’s financial statements.

4.

Financial Instruments

(a)

Fair value

The fair values of cash and term deposits, amounts receivable from related parties, accounts payable and accruals, and amounts payable to related parties approximate their carrying amounts because of their short term to maturity.  The fair value of marketable securities approximate quoted market values, as disclosed in note 5.

(b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(c)

Credit risk

The Company is not exposed to significant credit risk with respect to its cash and cash held on behalf of related party because the funds are held in a recognized financial institution.

BRONX VENTURES INC.

Notes to the Interim Financial Statements

Six Months ended September 30, 2006 and 2005

(unaudited – Prepared by Management)

4.

Financial Instruments (continued)

(d)

Market risk

The Company is exposed to significant market risk with respect to marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

5.

Marketable Securities

	September 30 2006	December 31 2005
Marketable securities	$1,735,983	$301,095
(market values: September 30, 2006 - $ 1,333,938 December 31, 2005 - $580,628)

6.

Furniture and Equipment

			September 30 2006	December 31 2005
		Accumulated	Net
	Cost	Amortization	Book Value	Book Value

Furniture and equipment	$126,494	$122,633	$3,861	$4,492

7.

Mineral Properties

(a)

Extra High Mineral Property

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party (the “Optionor”) in respect to certain mineral claims, which are situated in the Kamloops Mining Division in the Province of British Columbia (the “Extra High Mineral Property”).  Pursuant to the terms of the Option Agreement, the Company has the right to acquire a 100% interest in the Extra High Mineral Property, subject to a 1½% net smelter returns royalty, by making staged cash payments totalling $150,000 and incurring exploration expenditures on the Extra High Mineral Property totalling $500,000 over a period of three years.  Upon the Company earning a 100% interest in the Extra High Mineral Property, the Company may at any time purchase 50% of the net smelter returns royalty by paying to the Optionor the sum of $500,000 leaving the Optionor with a 0.75% net smelter returns royalty.

On September 12, 2006 the Company and the Optionor amended the Option Agreement by entering into an Amending Agreement whereby the Company has the right to pay the Optionor, on or before June 26, 2007, the sum of $60,000 and to incur exploration expenditures on the Extra High Mineral Property of not less than $216,230.

BRONX VENTURES INC.

Notes to the Interim Financial Statements

Six Months ended September 30, 2006 and 2005

(unaudited – Prepared by Management)

7.

Mineral Properties (continued)

On September 8, 2006, the Company entered into an Option Agreement with Colt Capital Corp. (“Colt”), a related company, whereby Colt has the right to acquire a 50% undivided interest, subject to a 1½ % NSR Royalty payable to an arm’s length party, in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments to the Company totaling $133,770 by no later than March 26, 2007 of which $25,000 has already been paid to the Company by Colt.  Upon Colt earning its 50% undivided interest in the Extra High Property, both Colt and Bronx shall thereafter equally contribute to all future exploration costs.  If any party fails to contribute its share of future exploration costs, then its respective interest will be diluted on a straight line basis.  If any party’s interest is diluted to less than a 10% interest, then that party’s interest in the Extra High Property will be converted into a 0.5% net smelter returns royalty.

As a result of Colt’s $25,000 cash payment to the Company, the Company’s total investment in the Extra High Mineral Property has been reduced by $25,000 to $348,879.  As of September 30, 2006, the actual amount spent on the Extra High Property since acquisition totals $373,879 which consists of $90,000 in cash payments made to the Optionor, $9,647 in respect to cash payments for staking, assessment and miscellaneous costs, and $274,232 of exploration related expenditures incurred since acquisition.

(b)

Blunt Mountain Property

During the nine month period ended September 30, 2006, the Company staked 22 mineral tenures located in the Omineca Mining Division of British Columbia (the “Blunt Mountain Property”) for an acquisition cost of $3,974 and spent $2,134 in exploration related expenses for a total of $6,108.

(c)

Whiteman Property

During the nine month period ended September 30, 2006, the Company staked 5 mineral tenures located in the Vernon Mining Division of British Columbia (the “Whiteman Property”) for an acquisition cost of $695 and spent $4,112 in exploration related expenses for a total of $4,807.

(d)

Lithium Properties

The Company has a 100% interest in lithium properties located in the Nipigon area, Thunder Bay Mining Division of North Western Ontario.  During 2000, the Company wrote-off these mineral properties.

BRONX VENTURES INC.

Notes to the Interim Financial Statements

Six Months ended September 30, 2006 and 2005

(unaudited – Prepared by Management)

8.

Related Party Transactions

The Company shares office space and certain employees with Las Vegas from Home.com Entertainment Inc., (“Las Vegas”), a company related by common management, officers and certain directors.

	September 30 2006	December 31 2005
Receivable from Las Vegas	$-	$19,293
Gaming revenue receivable from Las Vegas	-	41,805
Receivable from a director	100	-
Total (payable to)/receivable from related parties	$100	$61,098

 (i)

For the nine month period ended September 30, 2006, cash held on behalf of Las Vegas in the amount of $670 (December 31, 2005: $1,218) is without interest and is payable on demand.

(ii)

As of January 1, 2005, the Company and Las Vegas do not have any inter-company related party transactions with regards to office expenses, loans, benefits and rent.  Las Vegas invoices the Company, on a monthly basis, for a portion of the Rent and Office expenses incurred by Las Vegas.  The Company invoices Las Vegas, on a monthly basis, for a portion of Salaries paid by the Company.

(iii)

Pursuant to the New Management Services Agreement dated November 1, 2001, as amended on August 14, 2003 and on July 1, 2005, the aggregate amount of payments made for Management Fees totaled $270,000 during the nine month period ended September 30, 2006, (2005:$210,000) and was paid to Kalpakian Bros. of B.C. Ltd, (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company.  The New Management Services Agreement expires in October, 2006 and is renewable on an annual basis.

(iv)

The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent Directors for an aggregate monthly amount of $2,501 plus G.S.T.

(v)

On January 7, 2005, the Company acquired for investment purposes, 1,250,000 units of Las Vegas, a related party, at a price of $0.20 per unit.  Each Las Vegas unit consists of one Las Vegas common share and one-half of one warrant.  One whole warrant is required to purchase one Las Vegas common share at $0.25 per common share for a period of 24 months.  The 1,250,000 Las Vegas units which had a hold period that expired on May 8, 2005, have been issued to the Company.  During the nine month period ended September 30, 2006, the Company exercised 300,000 warrants at $0.25 per common share for a total cost of $75,000.  The Company may either increase or decrease its investment in Las Vegas in the future.

(vi)

During the year ended December 31, 2005, the Company entered into a Private Placement Financing Agreement with Colt Capital Corp. (“Colt”) a related company. The Company purchased 1,000,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $10,000.  Colt is a reporting issuer in the Provinces of Alberta and British Columbia but its shares are not currently listed for trading on any stock exchange.  During the nine month period ended September 30, 2006, the Company purchased 1,500,000 common shares of Colt at $0.01 per share for a total purchase price of $15,000.  As a result, the Company currently owns 2,500,000 common shares in the capital of Colt.

BRONX VENTURES INC.

Notes to the Interim Financial Statements

Six Months ended September 30, 2006 and 2005

(unaudited – Prepared by Management)

8.

Related Party Transactions (continued)

(vii)

Kalpakian Bros. of B.C. Ltd., a private company owned and controlled by two directors of the Company, entered into a Private Placement Financing Agreement with the Company on July 20, 2004, for the purchase of 28,571 units of the securities of the Company at the price of $3.50 per unit for total proceeds to the Company of $100,000.  Each unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company.  Each warrant is exercisable at the price of $5.25 per common share if exercised during the first year and at the price of $7.00 per common share if exercised during the second year.  The warrants expired on July 20, 2006.

(viii)

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas, a related company, for the joint development of certain gaming software consisting of three card games (the “three card games Software”), as a result of which, the three card games Software was equally owned by Las Vegas and the Company.  Las Vegas was the operator of the three card games Software and marketed the three card games.

Prior to May 6, 2006, Las Vegas received 60% of all revenues that were generated from the operation of the three card games Software and the Company received 40%.  The Company’s share of revenues from the three card games Software was $484,804 as of December 31, 2005.  For the nine month period ended September 30, 2006, the Company’s share of revenues from the three card games Software was $219,160 (2005: $349,456).  On May 5, 2006, the Company sold its interest in the three card games Software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of Las Vegas at a deemed price of $0.36 per share.  The 6,670,000 common shares of Las Vegas which have been issued to Bronx are restricted from trading until May 1, 2007.  As a result of this sale, the Company will no longer receive any revenues from Las Vegas with respect to the three card games Software.

(ix)

The Company has hired the services of J.W. Murton & Associates to provide geological services.  J.W. Murton & Associates is a private company owned by a Director of the Company.  For the nine month period ended September 30, 2006, the Company has paid the sum of $31,850 plus G.S.T. to J. W. Murton & Associates.

(x)

On November 22, 2005, the Company entered into a Private Placement Flow-Through Share Financing Agreement with two Directors of the Company for the purchase of 37,500 units of the securities of the Company at a price of $2.00 per unit for total proceeds to the Company of $75,000.  Each unit consists of one common share (the “flow-though shares”) of the Company which will be a “flow through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “warrants”), each warrant entitling the holder to purchase one common share (the “flow through warrant shares”) for a period of twelve months at a price of $2.00 per flow through warrant share of the Company.  During the nine month period ended September 30, 2006, an aggregate of 13,500 flow-through warrant shares were exercised at $2.00 per flow through share for total proceeds to the Company of $27,000.

BRONX VENTURES INC.

Notes to the Interim Financial Statements

Six Months ended September 30, 2006 and 2005

(unaudited – Prepared by Management)

8.

Related Party Transactions (continued)

(xi)

On September 8, 2006, the Company entered into an Option Agreement with Colt Capital Corp. (“Colt”), a related company, whereby Colt has the right to acquire a 50% undivided interest, subject to a 1½ % NSR Royalty payable to an arm’s length party, in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments to the Company totaling $133,770 by no later than March 26, 2007 of which $25,000 has already been paid to the Company by Colt.  Upon Colt earning its 50% undivided interest in the Extra High Property, both Colt and Bronx shall thereafter equally contribute to all future exploration costs.  If any party fails to contribute its share of future exploration costs, then its respective interest will be diluted on a straight line basis.  If any party’s interest is diluted to less than a 10% interest, then that party’s interest in the Extra High Property will be converted into a 0.5% net smelter returns royalty.

9.

Capital stock

(a)

Authorized: Unlimited number of common and preferred shares without par value of which there are no preferred shares issued.

(b)

changes in issued capital stock:

	September 30, 2006		December 31, 2005

	Number of Shares	Amount	Number of Shares	Amount
Balance beginning of period	378,211	$22,680,846	340,711	$22,662,838
Future income tax recovery on renounced shares	-	-	-	(56,992)
Private placements	-	-	37,500	75,000
Exercise of flow- through share warrants	13,500	27,000	-	-
Balance end of period	391,711	$22,707,846	378,211	$22,680,846

All common shares and per share amounts have been restated to give retroactive effect to the 35:1 share consolidation which took effect on January 17, 2005 (note 1).

BRONX VENTURES INC.

Notes to the Interim Financial Statements

Six Months ended September 30, 2006 and 2005

(unaudited – Prepared by Management)

9.

Capital Stock (continued)

(c)

Warrants

At September 30, 2006, the following warrants are outstanding.  The warrants entitle the holder to purchase the stated number of common shares at the exercise price with the following expiry dates.

Expiry Date	Exercise Price	Number of Warrants*

December 30, 2006	$2.00	24,000

Balance, end of Period		24,000

* One warrant is required to purchase 1 (one) common share.

During 2005, the Company issued 37,500 flow-through share units of the securities of the Company to two directors at the purchase price of $2.00 per unit for total proceeds to the Company of $75,000.  Each unit consists of one flow-through common share and one flow-through common share purchase warrant exercisable at $2.00 per share for a period of twelve months expiring on December 30, 2006.  During the nine month period ended September 30, 2006, a total of 13,500 flow through warrant shares were exercised at $2.00 per flow-through common share for total proceeds to the Company of $27,000.

(d)

Stock options

The Company’s 2004 Stock Option Plan, which has replaced the Company’s former 2002 and 2003 Stock Option Plans reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The terms of the options are determined at the date of grant.

The following summarizes the stock options that have been granted, exercised, cancelled and expired during the nine month period ended September 30, 2006:-

Stock Options	Number of options **	Exercise price per option $
Balance beginning of period	Nil	N/A
Options expired	-	N/A
Options granted	-	N/A
Options exercised	-	N/A
Options cancelled	-	N/A
Balance end of period	Nil	N/A

** One option is required to purchase 1 (one) common share.

As at September 30, 2006, there are no stock options which are outstanding.

BRONX VENTURES INC.

Notes to the Interim Financial Statements

Six Months ended September 30, 2006 and 2005

(unaudited – Prepared by Management)

9.

Capital Stock (continued)

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options.

The fair value of each option grant is calculated using the following weighted average assumptions:

	2005	2004

Expected life (years)	N/A	1
Interest rate	N/A	3.00%
Volatility	N/A	239.39%
Dividend yield	N/A	0.00%

10.

Commitments

(a)

Pursuant to the New Management Services Agreement dated November 1, 2001, as amended on August 14, 2003 and on July 1, 2005, the aggregate amount of payments made for Management Fees totaled $270,000 during the nine month period ended September 30, 2006, (2005:$210,000) and was paid to Kalpakian Bros. of B.C. Ltd, (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company.  The New Management Services Agreement expires in October, 2006 and is renewable on an annual basis.

(b)

The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent Directors for an aggregate monthly amount of $2,501 plus G.S.T.

11.

Income Taxes

The Company has available approximate non-capital losses of $2,040,000 that may be carried forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

2006	$725,000
2007	452,000
2008	319,000
2009	440,000
2010	104,000

$2,040,000

The benefit of these losses has not been recorded in these financial statements.

BRONX VENTURES INC.

Notes to the Interim Financial Statements

Six Months ended September 30, 2006 and 2005

(unaudited – Prepared by Management)

11.

Income Taxes (continued)

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2005	2004

Income tax benefit computed at Canadian statutory rates	$64,372	$(97,340)
Amortization in excess of capital cost allowance	1,926	1,208
Gain on sale of securities	(24,734)	33,124
Share issuance and financing costs	(5,670)	7,095
Non-deductible stock-based compensation	0	55,582
Non-deductible write-down of investment	0	34,200
Utilized (unrecognized) tax losses	21,098	(33,869)

Future income tax benefit	$56,992	$0

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2005	2004
Future income tax assets
Excess of undepreciated capital cost over net book value of fixed assets	$230,067	$243,200
Excess of unused exploration expenditures for Canadian tax purposes over net book value of resource properties	913,659	1,035,120
Net losses carried forward	726,764	1,024,480
Other	18,315	0

	1,888,805	2,302,800
Valuation allowance for future income tax assets	(1,888,805)	(2,302,800)

Future income tax assets, net	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized, and consequently have not been recorded in these financial statements.

12.

Subsequent Events

There have been no subsequent events.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Bedo H. Kalpakian, President, CEO and CFO of Bronx Ventures Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Bronx Ventures Inc., (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: October 26, 2006.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President, CEO and CFO